Mail Stop 6010

December 4, 2006

Mr. James M. Harwell
Acting Chief Financial Officer
Reliability Incorporated
15720 Park Row Suite 500
Houston, TX 77218-8370

    RE: **Reliability Incorporated**
         Form 10-K for the year ended December 31, 2005
         Form 10-Q for the quarter ended September 30, 2006
         File No. 0-07092

Dear Mr. Harwell:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Exhibit 31.1 and Exhibit 31.2

1. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. Specifically, we note that the certifications filed as exhibits to your Form 10-KSB do not include all of the required sections of paragraph 4. In addition, we note that paragraphs 3, 4 and 5 of the certifications filed as exhibits to your Form 10-KSB and your Form 10-QSB refer to the "registrant" rather than the "small business issuer." Please note that the required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Forms 10-KSB as of December 31, 2005 and 10-QSB as of September 30, 2006 that include the entire filings together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Form 10-Q for the quarter ended September 30, 2006

Unaudited Consolidated Statements of Operations, page 4

2. We note that you classified a $1.7 million gain on the sale of assets as non-operating income. Please revise your filing to present this gain in your operating income as required by paragraph 45 of SFAS 144, or tell us why you believe your current presentation is appropriate.

Item 3. Controls and Procedures, page 17

3. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part II.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief